FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2006

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F    X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

            Vice President, Corporate Affairs

Date:

February 10, 2006

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES
Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	46,014,022
ADD:	Stock Options Exercised	12,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	46,026,022

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				3,659,000
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Jan 3, 2006	Paul Schmidt	Jan 2, 2011	$13.51	25,000

				SUBTOTAL	25,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Jan 9, 2006	Robert Rollings	Mar 23, 2005	$10.40	(2,000)
Jan 10, 2006	Susan Bertie	Mar 14, 2005	$12.00	(2,000)
Jan 11, 2006	Alana McFarlane	Mar 23, 2005	$10.40	(2,000)
Jan 31, 2006	Shayla Woodman	Mar 23, 2005	$10.40	(1,000)
Jan 31, 2006	Nigel Luckman	Mar 23, 2005	$10.40	(5,000)
			SUBTOTAL	(12,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

	Stock Option Outstanding – Post Plan — Closing Balance		3,672,000
	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			4,201,617*
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Exercised (SUBTRACT)			(12,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			4,189,617*
	* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)

D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			863,117
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)			(25,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			838,117*

                               * Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of January, 2006

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	February 9, 2006

SOUTHWESTERN RESOURCES CORP. NEWS RELEASE SOUTHWESTERN TO MAXIMIZE VALUE OF ZINC ASSETS

January 9, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today that the Company is reviewing opportunities by which its 100% owned Accha Zinc Project in southern Peru can be leveraged to maximize shareholder value.  John Paterson, President and CEO of SWG, said “with the appreciation in zinc prices and projected long term shortage of the metal, management of Southwestern is investigating various ways to maximize the value of these assets for the Company’s shareholders.”

A metallurgical review completed by GTI Consultants International CC and Matomo Projects (Pty) Ltd. has confirmed the mineralized material at Accha is metallurgically similar to zinc ore being mined at Anglo American’s Skorpion mine, Namibia.  As such, the metallurgical testing is being modeled after the Skorpion process (SXEW), with modifications to suit Accha mineralized material.  The principals in Matomo and GTI were closely involved in the design and operation of Skorpion.  To this point, the metallurgical review is favorable.

In addition to the Accha deposit where a drilling program and preparation of a National Instrument 43-101 compliant prefeasibility study is currently underway, Southwestern also has a 100% interest in multiple oxide zinc-silver-lead prospects found over a 30 kilometer long northeast-southwest trending mineralized belt from the Yanque zone in the southwest to Accha in the northeast.  Southwestern also owns 100% of the Minascassa zinc project in southern Peru.  Minascassa is a large zinc-copper skarn system located in the northwest portion of the Tintaya-Bambas belt.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo. (independent Qualified Person) to ensure best practice in lithogeochemical sampling and analysis of core samples. Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC. ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification. Samples are digested in aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Anne Hite, Manager, Investor Relations

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.  REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

January 6, 2006.

ITEM 3.

PRESS RELEASE

Issued January 6, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce today that the Company is reviewing opportunities by which its 100% owned Accha Zinc Project in southern Peru can be leveraged to maximize shareholder value.  John Paterson, President and CEO of SWG, said “with the appreciation in zinc prices and projected long term shortage of the metal, management of Southwestern is investigating various ways to maximize the value of these assets for the Company’s shareholders.”

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 11th day of January 2006.

SOUTHWESTERN RESOURCES CORP. NEWS RELEASE SOUTHWESTERN TO MAXIMIZE VALUE OF ZINC ASSETS

January 9, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today that the Company is reviewing opportunities by which its 100% owned Accha Zinc Project in southern Peru can be leveraged to maximize shareholder value.  John Paterson, President and CEO of SWG, said “with the appreciation in zinc prices and projected long term shortage of the metal, management of Southwestern is investigating various ways to maximize the value of these assets for the Company’s shareholders.”

A metallurgical review completed by GTI Consultants International CC and Matomo Projects (Pty) Ltd. has confirmed the mineralized material at Accha is metallurgically similar to zinc ore being mined at Anglo American’s Skorpion mine, Namibia.  As such, the metallurgical testing is being modeled after the Skorpion process (SXEW), with modifications to suit Accha mineralized material.  The principals in Matomo and GTI were closely involved in the design and operation of Skorpion.  To this point, the metallurgical review is favorable.

In addition to the Accha deposit where a drilling program and preparation of a National Instrument 43-101 compliant prefeasibility study is currently underway, Southwestern also has a 100% interest in multiple oxide zinc-silver-lead prospects found over a 30 kilometer long northeast-southwest trending mineralized belt from the Yanque zone in the southwest to Accha in the northeast.  Southwestern also owns 100% of the Minascassa zinc project in southern Peru.  Minascassa is a large zinc-copper skarn system located in the northwest portion of the Tintaya-Bambas belt.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo. (independent Qualified Person) to ensure best practice in lithogeochemical sampling and analysis of core samples. Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC. ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification. Samples are digested in aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Anne Hite, Manager, Investor Relations

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com